Exhibit 99.1

November 22, 2022

NINE MONTHS 2022 SUMMARY RESULTS

In the first nine months of 2022, Tsakos Energy Navigation Limited’s (“TEN” or the “Company”) modern and diversified fleet generated gross revenues of $590 million, $183 million higher than the 2021 first nine-months, reflecting the strength of the tanker markets. Operating income climbed to $134 million, a six-fold increase.

Net income for the first nine months of 2022 exceeded $103 million or $2.77 per share.

Adjusted EBITDA reached $236 million in the 2022 first nine months, $150 million higher than the 2021 nine-month level.

Average TCE per ship per day for the first nine months of this year amounted to $27,075, 60% higher than the 2021 nine-month level while utilization reached 93.7% after 14 vessels completed their dry dock earlier than scheduled to be ready for market improvements.

Average daily operating expenses per vessel remained competitive at $8,345, slightly higher than the 2021 nine-month level.

Depreciation and amortization combined were 3.5% lower from the 2021 nine-month period at $103.4 million.

During the first nine-months of this year, debt payments amounted to $332 million, further lowering related interest payments while maintaining solid cash reserves of over $200 million.

Q3 2022 SUMMARY RESULTS

TEN enjoyed a strong third quarter with gross revenues of $224 million, $92 million higher than the 2021 third quarter, and operating income of $67 million, with the same number of vessels between the two periods.

Net income attributable to TEN during the 2022 third quarter reached $51.3 million, a 300% increase from last year, or $1.48 per share.

Adjusted EBITDA amounted to $103 million in the 2022 third quarter, over five times higher than the 2021 third quarter.

Despite five vessels completing their dry-docking this third quarter, fleet utilization increased to 94.3%, resulting in an average TCE per vessel per day of $32,085, 105% higher from the equivalent 2021 period.

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Depreciation and amortization combined were 1.3% lower from the 2021 third quarter at $35.8 million.

Daily vessel operating expenses, reflecting global inflationary pressures, dry-docking expenses and the introduction of two newly acquired LNG and shuttle tanker vessels with inherently higher costs, averaged a still competitive $8,915 in the 2022 third quarter.

SUBSEQUENT EVENTS

Following the deliveries from South Korea of the LNG “TENERGY” in January 2022 and the DP2 shuttle tanker “PORTO” in July 2022, in November 2022 TEN took delivery of the 2020 South Korean built VLCC, “DIAS I”, the third in TEN’s fleet.

In addition, this month TEN was awarded a maximum 15-year contract, for up to three shuttle tanker vessels by a major energy concern. This would bring the Company’s DP2 shuttle tanker fleet to seven units, all on long-term contracts, upon acquisition by and delivery to the Company of vessels to perform such employment contracts.

TEN has completed its inaugural Environment, Social and Governance (‘ESG’) Report, detailing the company’s ESG strategy and performance which will be made available on the Company’s website.

DIVIDEND – COMMON SHARES

TEN’s Board of Directors has approved a dividend of $0.15 per common share to be paid on December 20, 2022 to holders of record as of December 14, 2022. This distribution reflects the second payment for 2022 which is in line with TEN’s semi-annual dividend policy and represents a 50% increase from the prior dividend of $0.10 per common share paid in July 2022.

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended September 30 (unaudited)		Nine months ended September 30 (unaudited)
STATEMENT OF OPERATIONS DATA	2022	2021	2022	2021
Voyage revenues	$223,742	$131,562	$590,145	$406,991

Voyage expenses	52,813	54,113	163,753	148,979
Charter hire expense	8,806	8,806	26,132	21,250
Vessel operating expenses	50,430	41,158	140,236	128,810
Depreciation and amortization	35,894	36,356	103,411	107,207
General and administrative expenses	8,060	7,464	22,237	21,935
Loss on sale of vessels	739	—	440	5,817

Total expenses	156,742	147,897	456,209	433,998

Operating income (loss)	67,000	(16,335)	133,936	(27,007)

Interest and finance costs, net	(15,069)	(8,189)	(29,361)	(22,757)
Interest income	429	175	845	502
Other, net	(13)	110	169	(83)

Total other expenses, net	(14,653)	(7,904)	(28,347)	(22,338)

Net income (loss)	52,347	(24,239)	105,589	(49,345)
Less: Net (income) loss attributable to the noncontrolling interest	(993)	(769)	(2,492)	(150)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$51,354	$(25,008)	$103,097	$(49,495)

Effect of preferred dividends	(8,673)	(8,555)	(26,050)	(24,934)
Undistributed income to Series G participants	(343)	—	(728)	—
Deemed dividend on partially redeemed Series G convertible preferred shares	—	(457)	—	(2,170)

Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$42,338	$(34,020)	$76,319	$(76,599)

Earnings (Loss) per share, basic	$1.48	$(1.72)	$2.77	$(4.05)
Earnings (Loss) per share, diluted	$1.48	$(1.72)	$2.77	$(4.05)

Weighted average number of common shares, basic	28,676,821	19,791,139	27,560,366	18,890,734

Weighted average number of common shares, diluted	28,936,397	19,791,139	27,850,848	18,890,734

BALANCE SHEET DATA	September 30 2022	December 31 2021
Cash	201,425	127,197
Other assets	286,098	260,024
Vessels, net	2,577,323	2,402,958
Advances for vessels under construction and acquisition	42,158	104,635

Total assets	$3,107,004	$2,894,814

Debt and other financial liabilities, net of deferred finance costs	1,494,676	1,373,187
Other liabilities	188,804	229,836
Stockholders’ equity	1,423,524	1,291,791

Total liabilities and stockholders’ equity	$3,107,004	$2,894,814

		Three months ended		Nine months ended
		September 30		September 30
OTHER FINANCIAL DATA		2022	2021	2022	2021
Net cash provided by operating activities		$82,136	$4,617	$155,691	$35,204
Net cash (used in) provided by investing activities		$(57,453)	$(1,890)	$(201,614)	$18,676
Net cash provided by (used in) financing activities		$4,946	$(26,010)	$120,151	$(110,024)
TCE per ship per day		$32,085	$15,668	$27,075	$17,089
Operating expenses per ship per day		$8,915	$7,332	$8,345	$7,665
Vessel overhead costs per ship per day		$1,338	$1,248	$1,243	$1,227

		10,253	8,580	9,588	8,892
FLEET DATA
Average number of vessels during period		65.5	65.0	65.5	65.8
Number of vessels at end of period		65.0	65.0	65.0	65.0
Average age of fleet at end of period	Years	10.4	10.0	10.4	10.0
Dwt at end of period (in thousands)		7,271	7,209	7,271	7,209
Time charter employment - fixed rate	Days	1,995	1,938	5,963	5,959
Time charter and pool employment - variable rate	Days	1,889	930	5,687	3,100
Period employment coa at market rates	Days	79	272	302	695
Spot voyage employment at market rates	Days	1,715	2,220	4,810	6,592

Total operating days		5,678	5,360	16,762	16,346
Total available days		6,023	5,980	17,887	17,884
Utilization		94.3%	89.6%	93.7%	91.4%

Non-GAAP Measures

Reconciliation of Net income (loss) to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Net income (loss) attributable to Tsakos Energy Navigation Limited	$51,354	$(25,008)	$103,097	$(49,495)
Depreciation and amortization	35,894	36,356	103,411	107,207
Interest Expense	15,069	8,189	29,361	22,757
Loss on sale of vessels	739	—	440	5,817

Adjusted EBITDA	$103,056	$19,537	$236,309	$86,286

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 236 days lost for the third quarter and 610 days for the nine-month of 2022 and 182 days for the prior year quarter of 2021 and 609 days for the nine-month, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	Adjusted EBITDA. See above for reconciliation to net income (loss).

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.